02047068

RECD S.E.C.
JUL 29 2002
1086

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

25 July 2002

mmO2 plc

PROCESSED
JUL 29 2002
THOMSON
FINANCIAL

Wellington Street
Slough, Berkshire SL1 1YP, England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

Enclosure:

One Company Announcement notification dated 25 July 2002 sent to the London Stock Exchange under its requirements to submit notification of interests of directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

mmO2 plc

Date: 25 July 2002

By: ______________________

CHRISTOPHER FLETCHER SMITH
Deputy Company Secretary

RECD S.E.C.
JUL 2 9 2002
1086

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

mmO2 plc

2. Name of director

Stephen Hodge
Neelie Kroes
Ian Meakins
Paul Myners
Andrew Sukawaty

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

2 above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition - following application of quarter-end Non-Executive Director net fee for purchase of shares in the Company.

7. Number of shares / amount of stock acquired

Stephen Hodge	5,315
Neelie Kroes	9,664
Ian Meakins	5,785
Paul Myners	10,631
Andrew Sukawaty	16,070

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary shares of 0.1p each

12. Price per share

46.67p

13. Date of transaction

24 July 2002

14. Date company informed

24 July 2002

15. Total holding following this notification

Stephen Hodge	65,315
Neelie Kroes	9,664
Ian Meakins	5,785
Paul Myners	210,631
Andrew Sukawaty	16,070

16. Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Kelly Knight - 01753 628138

25. Name and signature of authorised company official responsible for making this notification

Kelly Knight

Date of Notification

25 July 2002

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.